RADICA GAMES LIMITED
                        ANNOUNCED SHARE REPURCHASE PLAN

FOR IMMEDIATE RELEASE                        CONTACT: PATRICK S. FEELY
December 22, 1997                                     PRESIDENT & COO
                                                      (LOS ANGELES, CALIFORNIA)
                                                      (626) 744 1150

                                                      DAVID C.W. HOWELL
                                                      EXECUTIVE V.P. & CFO
                                                      (HONG KONG)
                                                      (852) 2688 4201


(Hong Kong) Radica Games Limited (NASDAQ RADAF) announced that the Board of Directors of the Company has approved a share repurchase plan to purchase up to one million shares of the Company's common stock. The amount and timing of purchases will be dependent upon market conditions.

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